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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Subject Company (Issuer))

ELEVATE ACQUISITION CORPORATION

(Offeror)
a subsidiary of

ELEVATE ENTERTAINMENT INC.

(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)

299096107
(CUSIP Number of Class of Securities)

Shaun Miller
Corporate Secretary
Elevate Entertainment Inc.
4143 Maple Avenue, Suite 400
Dallas, Texas 75219
Telephone: (214) 301-4250
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James R. Griffin
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: (214) 746-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$14,468,642.44	$1,878.03

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of Evans & Sutherland Computer Corporation (the "Company"), at a purchase price of $1.19 per share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding. Such shares consist of: (i) 11,482,516 shares of common stock of the Company that were issued and outstanding as of February 9, 2020; and (ii) 561,500 shares common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of February 9, 2020. The foregoing figures have been provided by the issuer to the offeror and are as of February 9, 2020, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule-011 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐
Check box if any part of the fee is offset as provided by Rule-011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒    third-party tender offer subject to Rule 14d-1.

    ☐    issuer tender offer subject to Rule 13e-4.

    ☐    going-private transaction subject to Rule 13e-3.

    ☐    amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by Elevate Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of Elevate Entertainment Inc., a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the "Shares"), of Evans & Sutherland Computer Corporation, a Utah corporation (the "Company"), at a purchase price of $1.19 per Share (the "Offer Price") net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

        The Agreement and Plan of Merger, dated as of February 9, 2020 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of February 9, 2020 (as they may be amended from time to time, the "Tender and Support Agreements") with David Bateman, Paul Dailey, Peter R. Kellogg, Bermuda Partners LP, Cynthia K. Kellogg Revocable Trust, Jonathan Shaw, Kirk Johnson, L. Tim Pierce and Stuart Sternberg, a copy of the form of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)
The name of the subject company and the issuer of the securities to which this Schedule TO relates is Evans & Sutherland Computer Corporation, a Utah corporation. The Company's principal executive offices are located at 770 Komas Drive, Salt Lake City, UT 84108. The Company's telephone number is (801) 588-1000.

(b)
This Schedule TO relates to the outstanding shares of common stock, par value $0.20 per share, of the Company. The Company has advised Purchaser and Parent that, as of February 9, 2020 (the most recent practicable date) 11,482,516 Shares were issued and outstanding.

(c)
The information set forth in Section 6 (entitled "Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

        (a) - (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in Section 8 (entitled "Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the Introduction

  •
  the Summary Term Sheet

  •
  Section 1—"Terms of the Offer"

  •
  Section 2—"Acceptance for Payment and Payment for Shares"

  •
  Section 3—"Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 4—"Withdrawal Rights"

  •
  Section 5—"Certain United States Federal Income Tax Consequences of the Offer"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Shareholder Approval; Plans for the Company"

  •
  Section 13—"Certain Effects of the Offer"

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

  •
  Section 17—"Dissenters' Rights"

  •
  Section 19—"Miscellaneous"

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 8—"Certain Information Concerning Parent and Purchaser"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Shareholder Approval; Plans for the Company"

  •
  Schedule I

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Shareholder Approval; Plans for the Company"

  •
  Section 13—"Certain Effects of the Offer"

  •
  Schedule I

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 9—"Source and Amount of Funds"

(b), (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 8—"Certain Information Concerning Parent and Purchaser"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Shareholder Approval; Plans for the Company"

  •
  Schedule I

        (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8—"Certain Information Concerning Parent and Purchaser"

  •
  Schedule I

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 3—"Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 18—"Fees and Expenses"

Item 10.    Financial Statements.

        Not applicable.

Item 11    Additional Information.

        (a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8—"Certain Information Concerning Parent and Purchaser"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 12—"Purpose of the Offer; Shareholder Approval; Plans for the Company"

        (a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 12—"Purpose of the Offer; Shareholder Approval; Plans for the Company"

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 13—"Certain Effects of the Offer"

        (a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 27, 2020.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated February 27, 2020.*
(a)(5)(G)
Press Release issued by Elevate Entertainment Inc. and Evans & Sutherland Computer Corporation on February 10, 2020 (incorporated by reference to the Schedule TO filed by Elevate Entertainment Inc. on February 10, 2020).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of February 9, 2020, among Evans & Sutherland Computer Corporation, Elevate Acquisition Corporation and Elevate Entertainment Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Evans & Sutherland Computer Corporation with the SEC on February 13, 2020).
(d)(2)
Form of Tender and Support Agreement, dated as of February 9, 2020, among Elevate Entertainment Inc., Elevate Acquisition Corporation and certain shareholders of the Company (incorporated by reference to Exhibit 2.1 of the Schedule 13D filed by Elevate Entertainment Inc. with the SEC on February 19, 2020).
(d)(3)	Mutual Non-Disclosure Agreement, effective as of October 21, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation.*

Exhibit No.	Description
(d)(4)	Exclusivity Agreement, dated as of October 21, 2019, between Evans & Sutherland Computer Corporation and Mirasol Capital, LLC.*
(d)(5)	Dome Product Purchase Order, effective as of November 27, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation.*
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 27, 2020.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated February 27, 2020.*
(a)(5)(A)
Press Release issued by Elevate Entertainment Inc. and Evans & Sutherland Computer Corporation on February 10, 2020 (incorporated by reference to the Schedule TO filed by Elevate Entertainment Inc. on February 10, 2020).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of February 9, 2020, among Evans & Sutherland Computer Corporation, Elevate Acquisition Corporation and Elevate Entertainment Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Evans & Sutherland Computer Corporation with the SEC on February 13, 2020).
(d)(2)
Form of Tender and Support Agreement, dated as of February 9, 2020, among Elevate Entertainment Inc., Elevate Acquisition Corporation and certain shareholders of the Company (incorporated by reference to Exhibit 2.1 of the Schedule 13D filed by Elevate Entertainment Inc. with the SEC on February 19, 2020).
(d)(3)	Mutual Non-Disclosure Agreement, effective as of October 21, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation.*
(d)(4)	Exclusivity Agreement, dated as of October 21, 2019, between Evans & Sutherland Computer Corporation and Mirasol Capital, LLC.*
(d)(5)	Dome Product Purchase Order, effective as of November 27, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation.*
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2020

Elevate Acquisition Corporation
By:	/s/ JEB TERRY JR.
	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer
Elevate Entertainment Inc.
By:	/s/ JEB TERRY JR.
	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11 Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX
SIGNATURES